BEE REAL ESTATE TRUST LLC
1718 Main Street Suite 200A

Sarasota Florida 34235

May 21, 2019

United States Securities & Exchange Commission

Washington D.C. 20540

Re:	Bee Real Estate Trust LLC

Form 10-12G

Filed April 25, 2019

File No. 001-38883|

To whom it may concern:

Please withdraw the Form 10 Registration Statement of Bee Real Estate Trust LLC, a Florida corporation filed with the Securities and Exchange Commission on April 25, 2019, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended .

Should you require additional information concerning the foregoing, please contact our attorney, Brenda Hamilton, Esquire at 561-416-8956 or bhamilton@securitieslawyer101.com.

Thank You

/s/ Dennis Dewall

Dennis Dewall

President & Chief Executive Officer